6714 NW 16th Street, Suite B

Gainesville, FL 32653

February 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Alan Campbell

Re:	Cyclo Therapeutics, Inc. Registration Statement on Form S-1 Filed January 27, 2023, as amended File No. 333-269437

Dear Mr. Campbell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cyclo Therapeutics, Inc. hereby requests acceleration of the effectiveness of the above referenced Registration Statement so that it will become effective at 12:00 noon EST on Monday, February 13, 2023, or as soon as thereafter practicable.

Please contact Zev M. Bomrind of Fox Rothschild LLP, counsel to the Company, at (212) 878-7951, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

/s/ N. Scott Fine
N. Scott Fine
Chief Executive Officer